December 7, 2009

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549-7010

Re:	CNH Global N.V.
Form 20-F for the fiscal year ended December 31, 2008
Filed March 3, 2009
File No. 1-14528

Dear Ms. Blye:

Set forth below are the responses of CNH Global N.V. (“CNH”) to address the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated November 9, 2009 regarding its review of CNH’s filing noted above. For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

Form 20-F for the Year Ended December 31, 2008

1.	Comment: We note from disclosure on pages 21, 22 and 72 that you conduct operations in the Middle East and Africa. We also note a November 2007 news article discussing your Shanghai New Holland joint venture with China’s SAIC and that Shanghai New Holland plans to produce 5,000 units with 50% going to Asia, Africa and the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form l0-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this regard, we note specifically a May 2009 news article stating that one of your directors of sales and marketing affairs announced his readiness to cooperate with Iran’s Tractor Manufacturing Company, a July 2003 article stating that you were transferring your sugar cane harvester production in Brazil to other countries, including Iran and a March 2006 article discussing your contract to supply products to Iskra Avtoelektrika, a Slovenian producer of car auto starter motors and generators that has some production in Iran. Please tell us about any arrangements or contracts that you have with Iran’s Tractor Manufacturing Company, whether you transferred any part of your sugar cane production to Iran and whether Iskra Avtoelektrika sells your products in Iran.

We also note from Fiat’s November 18, 2005 letter to the staff that you sold tractors to E. Hajjar of Alepp, a Syrian dealer. Please provide updated information on sales into Syria since the November 2005 letter.

Response: CNH, a Dutch company, is primarily involved in the manufacture and sale of agricultural equipment (including tractors, combines, and hay and forage tools) and construction equipment (including skid steer loaders, tractor loader backhoes, wheel loaders, excavators, motor graders, and dozers) through various operating subsidiaries located in various parts of the world. CNH’s agricultural equipment is used primarily by corn, wheat, soybean, cotton and other cash crop farmers as well as dairy and livestock

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farmers. CNH’s construction equipment is used primarily in the residential and commercial construction industry as well as infrastructure development, and the construction or maintenance of public utilities. For sales and marketing purposes CNH divides the world into four geographic areas or markets: North America—the United States and Canada; Western Europe—Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom; Latin America—Mexico, Central and South America and the Caribbean Islands; and Rest of World—those areas not included in the North America, Western Europe and Latin America geographic areas or markets (which would include Iran, Sudan, and Syria, referred to collectively hereinafter as the “Subject Countries”). Foreign (i.e. non-U.S.) subsidiaries of CNH are responsible for sales and marketing of CNH products in Western Europe, Latin America and Rest of World markets. Neither CNH nor any of its subsidiaries has, or has had, offices or any other physical presence in the Subject Countries.

U.S. law does not prohibit foreign companies from doing business with the Subject Countries. In addition, U.S. law permits foreign subsidiaries of U.S. companies to conduct business with the Subject Countries so long as applicable rules are followed. CNH has an export management system and compliance program which includes appropriate training designed to ensure that all business activity relating to, among others, the Subject Countries, is conducted in conformity with applicable law. Included are policies and procedures to ensure that no U.S. personnel are involved in such activity.

CNH’s foreign subsidiaries do sell agricultural and construction equipment and parts to customers located in the Subject Countries. CNH’s foreign subsidiaries’ total sales into the Subject Countries over each of the last three years and nine months are approximately as follows: Iran: $27.8 million in 2006, $42.9 million in 2007, $36.8 million in 2008, and $6.2 million in 2009 (through September 30); Sudan: $7 million in 2006, $15.4 million in 2007, $22.5 million in 2008, and $12.8 million in 2009 (through September 30); and Syria: $700,000 in 2006, $2.2 million in 2007, $2 million in 2008, and $1.3 million in 2009 (through September 30). Sales into the Subject Countries constituted approximately the following percentages of CNH’s total equipment net sales for the relevant periods: 0.3% in 2006, 0.4% in 2007, 0.4% in 2008, and 0.2% in 2009 (through September 30). The agricultural equipment products sold into the Subject Countries during the period 2006 through September 30, 2009 include the following: tractors, combines, sugar cane harvesters, and forage harvesters. The construction equipment products sold into the Subject Countries during the period 2006 through September 30, 2009 include the following: tractor loader backhoes, dozers, wheel loaders, motor graders, and telehandlers. Subject to market and other economic conditions, CNH anticipates that its foreign subsidiaries will continue to conduct business in the Subject Countries at levels substantially consistent with its historical practice.

CNH’s foreign subsidiaries sell agricultural and construction equipment and parts into the Subject Countries through different distribution channels. In Iran, CNH’s foreign subsidiaries sell equipment to independent distributors or with the assistance of a commission agent. In Sudan, CNH’s foreign subsidiaries only sell equipment to independent distributors or an importer. In Syria, CNH’s foreign subsidiaries only sell equipment to independent distributors. While CNH’s foreign subsidiaries support the independent distributors located in the Subject Countries, no U.S. citizens employed by such CNH foreign subsidiaries have travelled to or provided support with respect to the independent distributors or other third parties located in the Subject Countries. Support of distributors in the Subject Countries generally includes sales and marketing and product support training, and providing sales and marketing and product support literature.

CNH is aware that certain of its agricultural and construction equipment sold by its foreign subsidiaries into the Subject Countries has been purchased (through the distribution channels described above) by farms, cooperatives, or other entities some of which may be partially or wholly state-owned. CNH does not sell goods to the governments of the Subject Countries or entities controlled by the governments of the Subject Countries. Consequently, CNH does not have any agreements, commercial arrangements, or other contracts with the governments of the Subject Countries or entities controlled by those governments.

We are aware of a May 2009 news article which stated that the “Italian Case New Holland” director for sales and marketing affairs “announced his readiness to cooperate with Iran’s Tractor Manufacturing

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Company.” Two Italian citizens who are employed by an Italian CNH subsidiary, which was providing sales and marketing services to a Swiss CNH subsidiary, had meetings on May 12-13, 2009 with representatives of Iran Tractor Manufacturing Company. Neither CNH nor any of its subsidiaries has entered into any contracts with Iran Tractor Manufacturing Company. A Swiss subsidiary of CNH has agreed to provide Iran Tractor Manufacturing Company with a tractor as a demonstration unit for use on a rice farm/project.

We are also aware of a July 2003 news article regarding, among other things, the production location of CNH’s sugar cane harvesters. That article states that: “CNH’s sugar cane harvester production plant in Bundaberg, on the eastern coast of Australia, will be transferred to Piracicaba, in the southern Brazilian state of Sao Paulo.” The article goes on to state that once the transfer of production to Brazil was completed in 2004, the company anticipated exporting “230 harvesters, 50 pct of them to the United States, and the remainder to Mexico, Thailand, India, Australia, Colombia and Iran,… .” CNH’s only production site for sugar cane harvesters is in Brazil. No CNH sugar cane harvester production was ever transferred to Iran.

We are also aware of a March 2006 news article regarding Iskra Avtoelektrika (“IA”). According to the article, IA, “a Slovenian producer of automobile starter motors and generators, said on Friday it had signed a three-year contract with global farm and construction equipment maker CNH Global to supply it with products worth more than 20 million euro ($23.8 million).” The article goes on to state that IA “will supply CNH Global companies in Europe and North America with starters and alternators”. IA does not sell CNH products in Iran.

We are aware of the November 18, 2005 letter provided to the Staff by Mr. Roberto Russo, Senior Counsel for Fiat S.p.A. In his letter Mr. Russo noted that CNH had previously sold farm tractors to E. Hajjar of Aleppo. Since November 2005 CNH’s foreign subsidiaries have sold into Syria the following amounts within the applicable periods: $700,000 in 2006, $2.2 million in 2007, $2 million in 2008, and $1.3 million in 2009 (through September 30).

2.	Comment: Please discuss the materiality of your contacts with Iran, Syria and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. In this regard, we note that you have been included on Genocide Intervention Network’s Sudan Peer Performance Analysis of the highest offenders in Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced investor actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response: Please note the sales figures and other information contained in the Response to Comment 1 above. As set forth above, CNH’s aggregate sales to the Subject Countries is each of the last three years and for the nine months ended September 30, 2009, has represented less than 0.5% of CNH’s total net sales for such periods. CNH does not consider this level of activity with the Subject Countries to be quantitatively material. In addition, to the best of its knowledge, neither CNH nor any of its foreign subsidiaries has, or has had, any assets located in or liabilities to anyone located in the Subject Countries.

CNH does not believe that its foreign subsidiaries’ sales into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales. In addition, CNH believes that it conducts such sales in compliance with applicable law. Moreover, we discussed this matter with representatives of CNH’s Investor Relations function. The CNH Senior Director of Investor Relations & Capital Markets confirms that in his 13 years with CNH as Director of Investor Relations (prior to 1999 he was head of Investor Relations at New Holland N.V.) he has never received an inquiry regarding the extent to which CNH conducts business in

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the Subject Countries. Finally, the agricultural and construction equipment products manufactured and sold by the CNH foreign subsidiaries in the Subject Countries are used to grow food and build homes, infrastructure, and utilities all of which are beneficial to the citizens of the Subject Countries. CNH is aware that certain of its agricultural and construction equipment sold by its foreign subsidiaries into the Subject Countries has been purchased (through the distribution channels described in Response to Comment 1) by farms, cooperatives, or other entities some of which may be partially or wholly state-owned. CNH does not sell goods to the governments of the Subject Countries or entities controlled by the governments of the Subject Countries. Consequently, CNH does not have any agreements, commercial arrangements, or other contracts with the governments of the Subject Countries or entities controlled by those governments. To the knowledge of CNH, none of the goods sold by its foreign subsidiaries in the Subject Countries has been used for any military purpose.

We were unable to locate Genocide Intervention Network’s Sudan Peer Performance Analysis mentioned in your Comment 2 above.

3.	Comment: We note a July 2008 news article stating that your parent, Fiat S.p.A., will begin manufacturing cars under its agreement with Iran’s PIDF and that PIDF was making an initial investment of $313 million; a May 2009 news article stating that Fiat started talks with Iran Khodro; and a January 2003 news article stating that Polish made Fiat cars had been exported to Sudan. Please provide information regarding Fiat’s direct and indirect contacts with Iran, Sudan and Syria, to the extent of your knowledge and belief, and address in your materiality analysis the potential impact of such contacts by Fiat upon your reputation and share value.

Response: In response to a request, CNH has been informed by Fiat S.p.A. that its Fiat Group Automobiles (“FGA”), Iveco, and Fiat Power Train (“FPT”) sector companies have sold goods into the Subject Countries in the period 2006 to October 30, 2009. Fiat has informed CNH that FGA and FPT’s respective sales into the Subject Countries constituted approximately the following percentages of FGA’s and FPT’s respective total net sales for the applicable periods: 0.0% in 2006, 0.0% in 2007, 0.0% in 2008, and 0.0% in 2009 (through September 30 for FGA and October 30 for FPT). Fiat has informed CNH that Iveco’s sales into the Subject Countries constituted approximately the following percentages of Iveco’s total net sales for the applicable periods: 0.5% in 2006, 0.4% in 2007, 0.4% in 2008, and 0.6% in 2009 (through September 30). Other than the foregoing (and other information which has been included in publicly available materials such as news stories or annual reports), CNH, after due inquiry of CNH’s CEO and his direct reports, has no information regarding Fiat’s direct and indirect contacts with the Subject Countries.

As set forth above, FGA’s and FPT’s aggregate sales to the Subject Countries in each of the last three years and for the nine months ended September 30, 2009 (ten months ended October 30, 2009 for FPT), have represented less than one-tenth of one percent of their respective total net sales for such periods. Iveco’s aggregate sales to the Subject Countries in each of the last three years and for the nine months ended September 30, 2009, have represented less than 0.6% of Iveco’s total net sales for such periods. CNH does not consider this level of activity by FGA, Iveco, and FPT with the Subject Countries to be quantitatively material. In addition, CNH does not believe that the foregoing sales by FGA, Iveco, and FPT into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales. Consequently, CNH does not believe such contacts by Fiat would have a negative impact on CNH’s reputation or share value. Moreover, as noted in the Response to Comment 2 above, we discussed this matter with representatives of CNH’s Investor Relations function. The CNH Senior Director of Investor Relations & Capital Markets confirms that he has never received an inquiry regarding the extent to which CNH or Fiat conducts business in the Subject Countries.

CNH is aware of the news articles identified in the Staff’s Comment 3 above. CNH is unaware of any additional information regarding the matters contained in the referenced news articles.

CNH acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, CNH acknowledges that the Staff’s comments or changes to CNH’s disclosure in response to the Staff’s comments

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do not foreclose the Commission from taking any action with respect to CNH’s filings and that CNH may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification with respect to CNH’s responses, or wish to discuss the responses further, please contact me at (630) 887-3766.

Sincerely,

CNH Global N.V.

/s/ Michael P. Going
Michael P. Going
Senior Vice President and General Counsel

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File No. 1-14528